

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

<u>Via Facsimile</u>
Mr. Philip A. Pendergraft
Chief Executive Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:     Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 1-32878**

Dear Mr. Pendergraft:

We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Contractual obligations, page 61</u>

1.     Please revise future periodic filings to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Goodwill, page 63

2.      We note your disclosure that your goodwill impairment analysis is based upon a
        discounted cash flow analysis and analysis of your market capitalization.  Please tell us
        how your analysis considered your market capitalization.  In addition, please provide us
        with the results of your analysis, including how you determined your reporting units;
        whether the carrying amount of any reporting units was higher than its fair value, and if
        so, the results of the second step of the impairment analysis; and the difference between
        the carrying amount and fair value of any reporting units where the carrying value was
        less than fair value.

3.      Please tell us what consideration you have given to testing goodwill for impairment
        between annual tests, given the significant decrease in market capitalization since
        October 1, 2010.  Refer to ASC 350-20-35-30.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

4.      We note your disclosure in the Form 10-K and the subsequent Form 10-Q where you
        disclose that related party loans are entered into in the ordinary course of business.  In the
        Form 10-Q you added disclosure that excludes transactions discussed in Note 7 to the
        financial statements.  Please tell us why this disclosure was not included in the Form
        10-K and what prompted the inclusion in the subsequent 10-Q.  We assume you are
        referring to the nonaccrual receivables that are collateralized by bonds issued by the
        Retama Development Corporation ("RDC") and certain other interests in the horse racing
        track and real estate project financed by the RDC's bonds.  In addition, due to the risky
        nature of these transactions, please explain how it was determined to enter into these
        transactions.  Also, tell us if these transactions went through the normal approvals
        process and, if not, please explain why not.

Critical accounting policies, page 61

5.      In future periodic filings, please revise to include a discussion of your allowance for
        doubtful accounts in your discussion of critical accounting policies.  Your disclosure
        should address the types of assumptions underlying the most significant and subjective
        estimates, sensitivity of those estimates to deviations of actual results from management's
        assumptions, and circumstances that have resulted in revised assumptions in the past.
        Refer to SEC Interpretive Release No. 33-8350.  Provide us with your proposed
        disclosure.

Notes to the Consolidated Financial Statements, page F-8

Note 17. Related party transactions, page F-27

6.       Please tell us how you determined you were not required to disclose amounts of related-party items and transactions on the face of the financial statements.  In your response, please provide us with a detail listing of all transactions with Thomas Johnson and Call Now, Inc. and tell us how you determined that these items and transactions were in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and did not involve more than normal risk of collectability or present other unfavorable terms.

Note 25. Vendor related asset impairment, page F-37

7.       We note your disclosure that the Sentinel suit against Penson Futures and PFFI seeks the return of approximately $23.6 million of post-bankruptcy petition transfers and approximately $14.4 million of pre-bankruptcy petition transfers.  Please revise in future periodic filings to disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450, or if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact.  Provide us with your proposed disclosure.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

8.       We note your disclosure that you had approximately $96.9 million in nonaccrual receivables as of March 31, 2011.  Please tell us how you determined that these receivables were substantially collateralized and considered collectable at December 31, 2009 and 2010 and March 31, 2011.  Also, disclose the amount of accrued interest at December 31, 2010 and 2009 and March 31, 2011 and explain why you believe it is fully collectible.  Please provide all of the disclosures required by ASC 940 and 310-10-50 regarding these and all other receivables in both the 2010 Form 10-K and March 31, 2011 Form 10-Q.

9.       In your response, please provide a detail listing of these receivables including the amount; the name of the customer or correspondent; a description of the collateral including the face amount, whether the collateral is in default, the fair value of the collateral and your methodology for determining fair value; and the extent to which the receivable is included in your calculation of excess regulatory capital.

10.      Please tell us, and disclose in future filings where material, the expected effect of a potential write-off of your nonaccrual receivables on your liquidity and capital resources,

including the effect such write-off could have on your compliance with your financial covenants.  Provide us with your proposed disclosure.

11. Please tell us how you determined that certain related parties own approximately $14.7 million of RDC bonds that are pledged to the Company and/or its affiliates.  In this regard, we note that Call Now, Inc.'s Form 10-Q for the period ended March 31, 2011 discloses that it owns $44.0 million face amount of the Retama Development Corporation Special Facilities Revenue Series B bonds, which was written down to $0 in 2006.

12. With regard to your receivables collateralized by RDC bonds, please provide us with your full analysis of collectability, including any related internal or third party valuations of related collateral such as the real estate underlying the Retama facility with a description of and quantification of any interests in the Retama facility that are senior to your interests.  Disclose the fair value of  all the RDC Bonds pledged as collateral in your footnotes.

13. Please tell us when the securities related to the Retama Development Authority declined in liquidity, what internal controls you had in place to detect this decline, and whether those controls were adequate and effective.  In this regard, we note that Call Now, Inc.'s Form 10-KSB for the year ended December 31, 2006 discloses that Call Now fully impaired the RDC Series B bonds based on the limited available market.

14. We note your disclosure that potential legislation in the Texas Legislature could expand gambling privileges at the Retama project.  Please describe such legislation, including when it was proposed, its current status, your analysis of the likelihood of it being enacted, and the projected impact on the value of collateral underlying your receivables.

15. We note disclosure in Call Now, Inc.'s Form 10-Q for the period ended March 31, 2011, that it has a margin loan of approximately $5.9 million payable to you, collateralized in part by its holdings in your common stock.  Please tell us the current status of this margin loan, including your assessment of collectability, as we note that the market value of your common stock decreased significantly subsequent to the filing of your Form 10-Q for the period ended March 31, 2011.  In addition, please tell us what effect margin loans collateralized by your common stock have on your calculation of regulatory capital.

16. We note your disclosure that you monitor every account that is less than fully collateralized with liquid securities every trading day, and review all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary.  Please describe for us the internal control structure in place to approve, monitor, and value transactions and accounts with Call Now, Inc. and its affiliates, including but not limited to Thomas Johnson, Christopher Hall, Global Trust, and Hemisphere Trust, and tell us whether these transactions followed the standard approval and monitoring processes in place for other accounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief